June 5, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Brian Cascio, Accounting Branch Chief

VIA EDGAR

Re: Intuitive Surgical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 3, 2014
File No. 000-30713

Dear Mr. Cascio:

This letter responds to the comment letter (the “Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 29, 2014, regarding the Form 10-K for the fiscal year ended December 31, 2013, of Intuitive Surgical, Inc. (the “Company”). The Staff’s comments are included for reference below, along with the Company’s response to the Staff’s comments.

1.
Comment: We note that you have certain customer agreements that are considered multiple element arrangements. Please tell us how you considered the disclosures required by FASB ASC 605-25-50, including the requirement to disclose the nature of the arrangement, the significant deliverables within the arrangement and the general timing of delivery or performance of the service for the deliverables. In this regard, please also describe for us in greater detail the sales arrangements that result in the deferral of revenue which are included within your deferred revenue current liability account.

Response: Our system sales arrangements contain multiple elements including a da Vinci Surgical System(s), system accessories, instruments, accessories, and system service. Each of these elements is a separate unit of accounting. Our system sales arrangements generally include a free one-year service period and the right for the customer to purchase service annually after that for up to four years at a stated service price. System accessories, instruments, accessories, and service are also sold on a stand-alone basis. For our multiple element arrangements, revenue is allocated to each unit of accounting based on their relative selling prices. Relative selling prices are based first on vendor specific objective evidence of fair value (“VSOE”), then on third-party evidence of selling price (“TPE”) when VSOE does not exist, and then on management's best estimate of the selling price (“ESP”) when VSOE and TPE do not exist. VSOE is based on historical stand-alone sales to third parties. Because the Company has neither VSOE nor TPE for its systems, the allocation of revenue is based on ESP for the systems sold. The Company determines ESP for its systems by considering multiple factors, including, but not limited to, features and functionality of the system, geographies, type of customer, and market conditions. Revenue allocated to system accessories, instruments and accessories is generally recognized upon shipment whereas revenue allocated to systems is recognized when acceptance occurs, which is generally in close proximity to delivery. Revenue for the free service period is initially deferred and recognized ratably over the free service period. As of December 31, 2013, $195.6 million was included in the deferred revenue current liability account for system services yet to be delivered, including both free service period revenue associated with new system sales arrangements as well as amounts billed in advance of service being provided.

In future filings, we will enhance our existing disclosures by replacing the last two paragraphs in the description of our revenue recognition policy in both Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the Notes to the Consolidated Financial Statements with the following as appropriate:

“Our system sale arrangements contain multiple elements including a system(s), system accessories, instruments, accessories, and system service. We generally deliver all of the elements, other than service, within days of entering into the system sale arrangement. Each of these elements is a separate unit of accounting. System accessories, instruments, accessories, and service are also sold on a stand-alone basis.

For multiple-element arrangements, revenue is allocated to each unit of accounting based on their relative selling prices. Relative selling prices are based first on vendor specific objective evidence of fair value (“VSOE”), then on third-party evidence of selling price (“TPE”) when VSOE does not exist, and then on management's best estimate of the selling price (“ESP”) when VSOE and TPE do not exist.
The Company’s system sale arrangements generally include a one-year period of free service, and the right for the customer to purchase service annually after that for up to four years at a stated service price. The revenue allocated to the free service period is deferred and recognized ratably over the free service period.
Because the Company has neither VSOE nor TPE for its systems, the allocation of revenue is based on ESP for the systems sold. The objective of ESP is to determine the price at which the Company would transact a sale, had the product been sold on a stand-alone basis. The Company determines ESP for its systems by considering multiple factors, including, but not limited to, features and functionality of the system, geographies, type of customer, and market conditions. The Company regularly reviews ESP and maintains internal controls over the establishment and updates of these estimates.”

2.
Comment: We note the disclosure of the tax holiday for your business operations in Switzerland. Please tell us how your disclosure complies with the requirements of SAB Topic 11-C. Please also tell us why the impact of the incentives should not be separately disclosed from the impact of non-U.S. statutory rates in the Income Tax Expense Reconciliation. Refer to Rule 4-08(h) of Regulation S-X.

Response: In preparing the disclosures relating to its tax holiday in Switzerland in accordance with the requirements of SAB Topic 11-C, the Company concluded that the impact of the tax holiday to earnings per share and net income was not material. Our conclusion was based on the fact that the tax holiday’s impact on earnings per share and net income was less than 3% for each of the three years ended December 31, 2011, 2012, and 2013. When evaluating the disclosure requirements of Rule 4-08(h) of Regulation S-X, the Company also concluded that the impact of the tax holiday was not material. Our conclusion was based on the fact that the difference between the federal statutory tax rate and the actual tax rate under the Swiss tax holiday as applied to applicable income was less than 5% of income before tax for each of the three years ended December 31, 2011, 2012, and 2013. Further, the Company concluded that the impact of the tax holiday in Switzerland was not significant in appraising the trend of earnings in each of the years presented. Consequently, the Company concluded that the impact of the tax holiday in Switzerland was not material with regard to the disclosure requirements under SAB Topic 11-C and Rule 4-08(h) of Regulation S-X.

* * * * *

As requested in the Staff’s Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If the Staff would like any additional information or has any further questions, please do not hesitate to contact me at (408) 523-2160.

Sincerely,

/s/ Marshall L. Mohr
Marshall L. Mohr
Senior Vice President and Chief Financial Officer

Cc:    Gary S. Guthart, Intuitive Surgical, Inc.
Jamie E. Samath, Intuitive Surgical, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Tony Fuell, PricewaterhouseCoopers LLP